

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2017

Weili Su
Chairman and Chief Executive Officer
Sky Solar Holdings, Ltd.
Room 635, 6/F, 100 QRC Queen's Road, Central
Hong Kong Special Administrative Region
People's Republic of China

> **Re:** **Sky Solar Holdings, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed May 15, 2017**
> **File No. 1-36703**

Dear Mr. Su:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products